Integrated Media Technology Limited Selects PCG Advisory Group for Investor Relations and
Corporate Communications Services

HONG KONG and NEW YORK, May 01, 2018 (GLOBE NEWSWIRE) -- Integrated Media Technology Limited ("IMT" or the "Company") (NASDAQ: IMTE), a technology investment company engaged in the acquisition, development, and commercialization of autostereoscopic 3D display technology products and services, announces the appointment of PCG Advisory Group ("PCG") as IMT's Investor Relations and Corporate Communications agency of record in the United States.

Dr. Herbert Ying Chiu Lee, IMT's Chairman and Chief Executive Officer commented: "With our listing on the NASDAQ in 2017, we are moving ahead with expanding our investor awareness in the U.S. through PCG Advisory Group. We are making significant progress with our 3D imaging technology and integrated product lines in the display market through our wholly owned subsidiaries, Marvel Digital Limited and GOXD Technology Limited. We look forward to working with the team at PCG and leveraging their deep knowledge of the U.S. capital markets to broaden awareness of our business. With PCG's expertise and strong strategic relationships, we are confident their services will provide added value to our investor base."

Jeff Ramson, PCG's Chief Executive Officer, commented: "IMT is making significant progress abroad and we are pleased to become their U.S. Investor and Corporate Communications agency of record. IMT's strong management team has built a profitable business and has the vision to execute on the opportunities they have created within the swiftly evolving 3D technology market. We look forward to cultivating awareness of the IMT story in the U.S. and introducing IMT to key stakeholders."

About PCG Advisory Group

Founded in 2008, PCG Advisory is dedicated to the delivery of top-tier strategic advisory services that encompass investor and stakeholder relations, capital markets navigation, corporate communications and social media management for emerging growth companies. The team at PCG has extensive experience with emerging growth companies across all sectors and works with innovative companies from around the globe. As an aggregation, distribution, and engagement platform, PCG reaches thousands of individual, retail and institutional investors and stakeholders in its proprietary and extensive distribution network, and through the use of unique digital marketing and audience development techniques. For more information, go to www.pcgadvisory.com.

About Integrated Media Technology Limited ("IMT")

IMT is engaged in the investment, development and commercialization of visual technology with a focus on glasses-free 3D (also know as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMT designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment and software for the film/video production industry. For the consumer market, IMT through its subsidiary, GOXD Technology Ltd., offers consumer products such as glasses-free 3D digital photo frame, smartphone, tablet and TV. IMT is headquartered in Hong Kong with regional offices in Australia and China. IMT is traded on the Nasdaq under the symbol "IMTE" and on the ASX under the symbol "ITL". For more information, please visit www.imtechltd.com.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Safe Harbor Statement

This press release contains certain statements that may include "forward looking statements." All statements other than statements of historical fact included herein are "forward-looking statements." These forward looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948